LUSE GORMAN POMERENK & SCHICK
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW

                     5335 WISCONSIN AVENUE, N.W., SUITE 780
                             WASHINGTON, D.C. 20015
                             ----------------------
                            TELEPHONE (202) 274-2000
                            FASCIMILE (202) 362-2902
                                www.luselaw.com

WRITER'S DIRECT DIAL NUMBER                                      WRITER'S E-MAIL
(202) 274-2037                                             lspaccasi@luselaw.com



November 5, 2009

VIA OVERNIGHT MAIL

Kathryn McHale
Staff Attorney
United States Securities and Exchange Commission
Washington, D.C. 20549

         Re:      Chicopee Bancorp, Inc.
                  Form 10-K for December 31, 2008
                  Form 10-Q for March 31, 2009
                  Definitive proxy Statement filed April 13, 2009
                  File Number 000-51996
                  -----------------------------------------------

Dear Ms. McHale:

     We are in receipt of your letter dated October 26, 2009 providing comments on the referenced filing for Chicopee Bancorp, Inc. (the "Company"). The Company's responses are set forth below and are keyed to the staff's comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2008.
------------------------------------------------------

Comment No. 1.

     We note the additional information provided in response to our comments in our letter dated August 21, 2009. The staff continues to believe that the information considered by the company primarily constitutes subjective evidence and not objective evidence as required by SAB Topic 5M. Therefore, the Staff continues to believe that certain of your securities are other than temporarily impaired. We also note in your response that you plan on recording other than temporary impairment on certain of your securities during the quarter ended September 30, 2009. For the remaining portfolio, please revise your accounting policies and financial statements, as appropriate, to reflect a greater consideration of objective evidence. Please revise future filings to clearly disclose your new accounting policies related to other than temporary impairment and provide us with your proposed disclosures.

LUSE GORMAN POMERENK & SCHICK
        A PROFESSIONAL CORPORATION

Ms. Kathryn McHale
November 5, 2009
Page 2

Response to Comment No. 1.

     The Staff is supplementally advised that the Company has considered the position of the Staff as outlined in Comment 1 and, consistent with further discussions with the Staff and members of the Company's accounting personnel on October 23, 2009, the Company has amended its policies and procedures to include reference to SAB Topic 5M to provide for more definitive time periods and to place greater emphasis on the consideration of objective evidence on which to base decisions concerning OTTI. The Company has implemented the amended Policy and Procedures as of September 30, 2009 and has enclosed a copy of the Revised OTTI Policy and Procedure as Exhibit A.

     Based on the application of the Revised OTTI Policy, the Company has determined that, as discussed with the Staff, several securities experienced other than temporary impairment as of September 30, 2009. The Company will reflect in the Company's financial statements the corresponding OTTI write downs to the market value of such securities as of September 30, 2009 and will discuss such OTTI write downs in its Form 10-Q for the quarter ended September 30, 2009. It is expected that such Form 10-Q will be filed with the SEC on November 6, 2009.

     The Company has attached its intended  disclosure  for "Note 7.  Investment
Securities" to the Company's financial statements for the quarter ended September 30, 2009 as Exhibit B. As the Staff will note, Exhibit B reflects the application of the Revised OTTI Policy and the corresponding write downs recorded as of September 30, 2009.

     Lastly, as discussed with the Staff, the Company continues to believe that, while it has amended its policies and procedures concerning OTTI, its prior policies and procedures concerning OTTI (and its determinations in applying such prior policies and procedures) were not inappropriate at the time such determinations were made. Accordingly, the Company does not believe it to be appropriate to revise or restate prior period financial statements due to its adoption of the Revised OTTI Policy.

     We believe the foregoing is responsive to the Staff's comment. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2037.

                              Sincerely,

                             /s/ Lawrence M.F. Spaccasi

                              Lawrence M.F. Spaccasi


cc:      William J. Wagner, Chicopee Bancorp, Inc.
         SEC Freedom of Information and Privacy Act Office
         Marc Levy, Esq.

                                                                       EXHIBIT A

                              Chicopee Savings Bank
    Other-than-Temporary Impairment ("OTTI") Procedure for Equity Securities
----------------------------------------------------------------------------

The Board of Directors and Management of Chicopee Savings Bank ("Bank") recognize the importance of evaluating the investment portfolio to determine whether impairments are temporary or "other-than-temporary" ("OTTI").

The accounting standards require institutions to determine whether the impairment is temporary or other-than-temporary. Guidance on other-than-temporary impairment is provided in FAS 115, Accounting for Certain Investments and Debt Securities; FASB Staff Position (FSP) no. FAS 115-1, FAS 115-2 and FAS 124-1 and FAS 124-2; SEC Staff Accounting Bulletin (SAB) No. 59, which has been codified as SAB Topic 5M, Other than Temporary Impairment of Certain Investments in Debt and Equity Securities.

Under the guidance of the Bank's Investment Policy, Management determines the appropriate classification of investment securities at the time of purchase. Held-to-Maturity ("HTM") securities are securities that the Bank has the positive intent and ability to hold to maturity and are recorded at the amortized cost. Available-for-sale ("AFS") securities are those securities that would be available for sale in the future to respond to the Bank's liquidity needs, changes in the market interest rates and asset-liability management strategies, among other factors. AFS securities are reported at their fair value, with unrealized holding gains and losses reported in the stockholder's equity as a separate component of other comprehensive income ("OCI").

On a monthly basis, the Management will evaluate the investment securities portfolio for other-than-temporary declines in fair value. If the fair value of the investment securities falls below the amortized cost and the decline is deemed to be other than temporary, the security will be written down to fair value, the unrealized loss will be reported in earnings for the reporting period and the fair value then becomes the new cost basis. Subsequent recoveries in fair value will not be recognized in earnings until the security is sold. In performing an impairment analysis, management will:


1. Determine whether an investment is impaired (cost less than fair value);

2.       Evaluate whether an impairment is other than temporary ; and

3.       If deemed necessary, measure and recognize an OTTI impairment.


     1.  When is an Investment Impaired: An investment is considered impaired
         -------------------------------
         when its fair value is less than its cost basis and is assessed at the individual security level at the date of the financial statements. The assessment will be completed on a monthly basis. An individual security that has been in a loss position for six (6) consecutive months will be placed on the Bank's Watch List.

     2.  Evaluate whether an unrealized loss is other-than-temporary. Once it
         ------------------------------------------------------------
         has been determined that an investment is impaired, management, on a monthly basis or more frequent as deemed appropriate, will evaluate whether the impairment is other-than-temporary.

         According to SAB 59, the following are "only a few examples of the factors which, individually or in combination, indicate that a decline is other than temporary and that a write-down" to fair value is required:

        o The length of the time and the extent to which fair value has been less than cost;
        o The financial condition and near-term prospects of the issuer, including any specific events that may influence the operations of the issuer, such as changes in technology that may impair its earnings

                                                                       EXHIBIT A
Chicopee Savings Bank
OTTI Determination Procedure
Page 2

          potential or the discontinuance of a segment of the issuer's business that may affect its future earnings potential; or
        o The intent and ability of the institution to retain its investment for a period of time sufficient to allow for any anticipated recovery in fair value.

         Management will review the investment security portfolio for an "other-than-temporary impairment". If the costs basis of the individual security is greater than 15% of the current fair value (severity) and the security has been in a continuous unrealized loss position for more than twelve (12) months (duration) the security will be written down to the fair value as of the balance sheet date. The remaining securities on the Watch List will be tracked throughout the subsequent quarter for possible for OTTI consideration.

         Note: SAB 59 emphasizes that the phrase "other than temporary" should not be interpreted as meaning "permanent." The term "temporary" is defined as "lasting for a limited time."1 The term "other than temporary," then, refers to situations where the decline lasts for more than a limited time, but is not necessarily permanent in nature. As a result, the eventual recovery in fair value of an investment should not preclude the recognition of an other-than-temporary impairment loss. Further, if an other-than-temporary impairment exists at the balance sheet date, the security is written down to its fair value at the balance sheet date, even if the fair value increases between the balance sheet date and the issuance of the financial statements.

     3.  Recognize the impairment. The amount of the write down is the
         -------------------------
         difference between amortized cost and the fair value of the investment on the balance sheet date and is recognized in earnings. When the impairment is recognized, the fair value of the impaired security becomes the new cost basis of the investment and subsequent recoveries in fair value are not recognized in earnings until the security is sold.


Measurement Frequency: Management has defined its measurement frequency as
----------------------
monthly or more often as deemed appropriate in order to increase accounting accuracy and transparency.

On a monthly basis, Asset Liability Committee ("ALCO") will review the equity portfolio and review securities in a loss position. On a quarterly basis the Board of Directors will ratify OTTI write downs.

Reporting: Standards require a company to disclose its investments that are in a
----------
loss position grouped by those that have been in a continuous loss for less than 12 months and those that have been in a continuous loss for more than 12 months. FASB Staff Position ("FSP") expands and increases the frequency of certain existing disclosures related to other-than-temporary impairments. For example, this FSP requires the further disaggregation of major security types and related information currently required in Statement 115. In addition, the FSP requires that the annual disclosures in Statement 115 and FSP FAS 115-2/124-2 be made for interim periods (including the aging of unrealized losses).

Sale of an impaired available for sale ("AFS") equity security: When the Bank
---------------------------------------------------------------
decides to sell an impaired AFS and management does not expect the fair value of the equity security to fully recover prior to the expected time of sale, the security will be deemed OTTI prior to the sale.

                                                                       Exhibit B
7.       Investment Securities

Investment Activities
While the Company prefers lending as the primary use of its excess cash flows, the Company maintains an investment portfolio for managing interest-rate risk and liquidity while generating an acceptable level of revenue. The securities portfolio is managed in accordance with regulatory guidelines and established internal corporate investment policies. Adverse changes in the factors used in management's assessment of other-than-temporary impairment could lead to additional impairment charges.

At September 30, 2009 and December 31, 2008, the Company's investment securities portfolio amounted to $48.2 million and $54.9 million, or 8.8% and 10.4% of assets, respectively. The following table sets forth, at the dates indicated, information regarding the amortized cost and fair values, with gross unrealized gains and losses of the Company's investment securities:


                                                     September 30, 2009
                                     ------------------------------------------------
                                                     Gross       Gross
                                     Amoritized    Unrealized   Unrealized   Fair
                                        Cost         Gains        Losses     Value
                                     -----------  ------------  ----------- ---------
                                                       (In thousands)
Securities available for sale
-----------------------------
Marketable equity securities 1       $ 5,320        $   129       $  (139)   $  5,310
                                     -----------  ------------  ----------- ---------
Total securities available-for-sale  $ 5,320        $   129       $  (139)   $  5,310
                                     -----------  ------------  ----------- ---------

Securities held-to-maturity
---------------------------
Debt securities of U.S. Government
  sponsored enterprises              $ 1,996        $     4       $    -     $  2,000
U.S. Treasury securities              30,877              2           (1)      30,878
Corporate and industrial
  revenue bonds                        4,031              -            -        4,031
Collateralized mortgage obligations    5,961            151            -        6,119
                                     -----------  ------------  ----------- ---------
  Total securities held-to-maturity  $42,865        $   164       $   (1)    $ 43,028
                                     -----------  ------------  ----------- ---------

                                                     December 31, 2009
                                     ------------------------------------------------
                                                     Gross       Gross
                                     Amoritized    Unrealized   Unrealized   Fair
                                        Cost         Gains        Losses     Value
                                     -----------  ------------  ----------- ---------
                                                       (In thousands)

Securities available for sale
-----------------------------
Marketable equity securities 1       $ 7,449        $   189       $ (2,370)  $  5,268
                                     -----------  ------------  ----------- ---------
Total securities available-for-sale  $ 7,449        $   189       $ (2,370)  $  5,268
                                     -----------  ------------  ----------- ---------

Securities held-to-maturity
---------------------------
Debt securities of U.S. Government
  sponsored enterprises              $27,164        $    25       $    -     $ 27,189
U.S. Treasury securities              11,997              3            -       12,000
Corporate and industrial
  revenue bonds                        4,060              -            -        4,060
Collateralized mortgage obligations    6,441             12           (29)      6,424
                                     -----------  ------------  ----------- ---------
  Total securities held-to-maturity  $49,662        $    40       $   (29)   $ 49,673
                                     -----------  ------------  ----------- ---------

(1) Does not include investments in FHLB-Boston and Banker's Bank stock totaling $4.3 million and $183,000, repectively, at September 30, 2009 and December 31, 2008.

                                                                       Exhibit B

The fair value of securities available-for-sale increased $42,000, or 0.8%, to $5.3 million at September 30, 2009 from December 31, 2008, primarily due to the decrease in amortized cost of $2.1 million. The decrease in amortized cost of securities available-for-sale is primarily the result of writing down $1.4 million of securities to fair value due to other-than-temporary impairment. The Company also sold impaired securities with a total cost basis of $462,000 at a loss of $179,000. Available-for-sale securities are fully comprised of equity securities: 109 individual issues of highly traded stocks, representing 60 companies. The amortized cost of held-to-maturity securities decreased $6.8 million, or 13.7%, to $42.9 million due to maturities of debt securities of U.S. government sponsored enterprises, partially offset by purchases of U.S. Treasury securities.

At September 30, 2009 and December 31, 2008, securities with a carrying value of $25.2 and $35.4 million, respectively, were pledged as collateral to support securities sold under agreements to repurchase.

The amortized cost and estimated fair value of debt securities by contractual maturity at September 30, 2009 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. The collateralized mortgage obligations are allocated to maturity categories according to final maturity date.

                                      Held-to-Maturity
                             --------------------------------
                                Amoritized
                                   Cost         Fair Value
                             ---------------  ---------------
Within 1 year                $   32,873        $   32,878
From 1 to 5 years                 4,031             4,031
From 5 to 10 years                4,721             4,832
Over 10 years                     1,240             1,287
                             ---------------  ---------------
                             $   42,865        $   43,028
                             ---------------  ---------------

Unrealized Losses on Investment Securities

Management conducts, at least on a monthly basis, a review of its investment portfolio including available-for-sale ("AFS") and held-to-maturity ("HTM") securities to determine if the value of any security has declined below its cost or amortized cost and whether such decline is other-than-temporarily impaired ("OTTI"). Securities are evaluated individually based on guidelines established by Financial Accounting Standards Board, Staff Accounting Bulletin Topic 5M and Statement of Auditing Standard No. 92 and include but are not limited to: (1) intent and ability of the Company to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value; (2) percentage and length of time which an issue is below book value; (3) financial condition and near-term prospects of the issuer. The Company has amended its OTTI policy as of the quarter ending September 30, 2009 to include more objective evidence to determine when an OTTI write-down is required. The amended policy, change in accounting estimate, for the three and nine months ended September 30, 2009, provides for the following: once a security is identified as impaired, the Company will test for OTTI; if the security fails the OTTI test, the security will be written-down to the fair value as of the balance sheet date; an impaired security that passes the OTTI test will be reviewed by Management, to determine if a write-down is warranted, for other objective indicators such as: credit rating downgrades, reduced dividend payouts, inverse current ratios, and other adverse financial information. The amended policy has resulted in OTTI write-downs of $1.3 million for the quarter ending September 30, 2009 compared to only $106,000 for the previous quarter. The Company expects the amended policy to result in future OTTI write-downs.


During the three months ended September 30, 2009, management determined that 30 of the companies, or 56 individual issues, in the following 10 industries had other-than-temporary impairment for which a charge was recorded in the amount of $1.3 million. The following table reflects the fair value and OTTI loss of

                                                                       Exhibit B

securities that were written-down for the three months ended September 30, 2009 due to other-than-temporary impairment by industry:

        Industry         Fair Value      Loss     # of securities  # of companies % of fair value   % of loss    Impairment severity
------------------------------------------------------------------------------------------------------------------------------------
Energy                   $ 644,777   $  334,141          13             7               26%             26%             52%
Materials                  366,123      245,749           7             4               15%             19%             67%
Industrial                 293,161      176,507           9             3               12%             14%             60%
Financial                  397,720      176,000          11             5               16%             14%             44%
Consumer discretionary     148,680       94,307           2             2                6%              7%             63%
Utilities                  230,637       92,114           4             3                9%              7%             40%
Health Care                175,919       86,109           4             2                7%              7%             49%
Telecommunication           85,082       41,999           2             1                3%              3%             49%
Consumer staples           109,859       31,463           3             2                4%              2%             29%
Information technology      22,833       18,556           1             1                1%              1%             81%
                        ---------------------------------------------------------------------------------------
                        $2,474,790   $1,296,946          56            30              100%            100%
                        ----------   ----------     ------------  ------------  ---------------    ------------

For the nine months ended September 30, 2009, the Company recorded an OTTI of write-down of $1.4 million, representing 30 companies, or 56 individual issues. These securities were deemed to be other-than-temporarily impaired. Management evaluated these securities according to their OTTI procedures and determined the decline in value to be other-than-temporary.

The Company also sold impaired securities for the three and nine months ended September 30, 2009 at a loss of $179,000. These securities were sold due to company specific information that suggested the cost of the shares were not likely to recover.

Declines in the fair value of securities below their cost that are deemed to be other than temporarily impaired, are recognized through earnings as realized losses in the period in which the impairment is identified.

The following table presents the fair value of investments with continuous unrealized losses for less than 12 months and those that have been in a continuous unrealized loss position for more than 12 months as of September 30, 2009 and December 31, 2008:

                                                                       Exhibit B

                                                                       September 30, 2009
                                ---------------------------------------------------------------------------------------------
                                   Less Than Twelve Months            Twelve Months and Over                Total
                                ----------------------------        --------------------------      -------------------------
                                                                          (In Thousands)
                                                Gross                                  Gross                        Gross
                                  Fair        Unrealized               Fair          Unrealied         Fair        Unrealized
                                 Value         Losses                 Value           Losses          Value         Losses
                                ----------------------------        --------------------------      -------------------------
Marektable equity
  securities                    $    810    $    (31)               $  1,118        $    (108)      $    1,928     $     (139)
U.S. Treasury
  securities                       8,995          (1)                   -                  -             8,995             (1)
                                ---------   ---------------         ------------    ----------      ------------   -----------
Total temporary
  impared securities            $  9,805    $    (32)               $  1,118        $    (108)      $   10,923     $     (140)
                                ---------   ---------------         ------------    ----------      ------------   -----------

                                                                       December 31, 2009
                                ---------------------------------------------------------------------------------------------
                                   Less Than Twelve Months            Twelve Months and Over                Total
                                ----------------------------        --------------------------      -------------------------
                                                                          (In Thousands)
                                                Gross                                  Gross                        Gross
                                  Fair        Unrealized               Fair          Unrealied         Fair        Unrealized
                                 Value         Losses                 Value           Losses          Value         Losses
                                ----------------------------        --------------------------      -------------------------
Marektable equity
  securities                    $  3,204    $   (1,486)               $  1,391      $   (884)      $    4,595     $   (2,370)
Collateralized mortage
  obligations                         -            -                     3,501           (29)           3,501            (29)
                                ---------   ---------------         ------------    ----------      ------------   -----------
Total temporary
  impared securities            $  3,204    $   (1,486)               $  4,892      $   (913)      $    8,096     $   (2,399)
                                ---------   ---------------         ------------    ----------      ------------   -----------

U.S. Treasury Securities.
Unrealized losses within the U.S. Treasury securities category at September 30, 2009, relate to 4 U.S. Treasury securities of which all had losses for less than 12 months. The losses totaled less than $1,000. Management deems the losses in this category to be immaterial.

Collateralized Mortgage Obligations.
Unrealized  losses  within  the  collateralized   mortgage  obligations  ("CMO")
category at December 31, 2008, relate to 15 securities of which all had continuous losses for more than 12 months.

Management reviews these securities on a regular basis for OTTI and considers if the issuer is an agency sponsored by the U.S. Government and whether downgrades by rating agencies have occurred. The Company reviews its CMO portfolio for OTTI similar to its OTTI analysis for its other securities, whereby it considers the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and its intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value or until maturity. The Company has the ability and intent to hold these securities until maturity.

As of September 30, 2009, the Company has 19 CMO bonds, or 25 individual issues, with an aggregate book value of $6.0 million, which include 5 bonds, or 7 individual issues, with a FICO score of less than 650. This risk is mitigated by loan to value ratios of less than 75%. The total exposure of these 5 bonds to the Company is approximately $26,000. Since the purchase of these bonds, interest payments have been current.

The Company's remaining 14 CMO bonds are all investment grade and classified as HTM. All of these securities were issued by government sponsored agencies and are all collateralized primarily by triple AAA rated Federal Home Loan Mortgage Corporation ("FHLMC") and Federal National Mortgage Association ("FNMA")
mortgage  loans  and,  to  the  best  of  the  Company's   knowledge,   are  not
collateralized by sub-prime and Alt-A loans. FHLMC and FNMA guarantee the contractual cash flows of the CMO's. The loans collateralizing such CMO's consist of fixed-rate, 15-year loans, originated in early 2003 and 2004, with average FICO scores between 700 and 750, and average LTV of 60%.

                                                                       Exhibit B

These CMO securities have been substantially paid down with an average current factor of 29%, and are backed by well seasoned loans of an earlier vintage, which have not been significantly affected by high delinquency levels or vulnerable to lower collateral coverage as seen in later issued pools. All such CMOs are paying according to their contractual terms and are expected to continue to pay their contractual cash flows.

Based on management's analysis, which included the above indicators, the Company has determined that no OTTI exists within the CMO portfolio as of September 30, 2009.

Marketable Equity Securities.
Unrealized losses within the marketable equity securities category at September 30, 2009 relate to 33 securities, or 27 companies, of which 17 securities, or 14 companies, had continuous losses for more than 12 months. Unrealized loss as a percent of cost was 3.1%.

Unrealized losses within the marketable equity securities category at December 31, 2008 relate to 111 securities, or 65 companies, of which 37 securities, or 21 companies, had continuous losses for more than one year. Unrealized loss as a percent of cost was 34.0%.

The Company's investments in marketable equity securities in an unrealized loss position greater than 12 months are distributed in a well diversified portfolio consisting of 6 industries. The following table represents the fair value and loss of securities in an unrealized loss position greater than 12 months by industry:

        Industry         Fair Value      Loss     # of securities  # of companies % of fair value   % of loss    Impairment severity
------------------------------------------------------------------------------------------------------------------------------------
Consumer staples        $  314,392   $   34,920           4             4               28%             32%             11%
Health Care                372,900       32,634           5             3               33%             30%              9%
Financial                  214,495       15,047           3             3               19%             14%              7%
Information technology      93,042       12,828           3             2                8%             12%             14%
Consumer discretionary      55,688        9,683           1             1                5%              9%             17%
Industrial                  67,023        2,845           1             1                6%              3%              4%
                        ---------------------------------------------------------------------------------------
                        $1,117,539   $  107,957          17            14              100%            100%
                        ----------   ----------     ------------  ------------  ---------------    ------------

The Company evaluated the near-term prospects of the remaining issuers in relation to the severity and duration of the impairments. Based on that evaluation and the Company's ability and intent to hold those investments for a period of time, the Company does not consider those investments to be other-than-temporarily impaired at September 30, 2009.

The FHLB has announced that dividend payments for 2009 are unlikely. The Company will likely have no dividend income on its FHLB stock in 2009. On April 10, 2009, the FHLB reiterated to its members that, while it currently is meeting all its regulatory capital requirements, it is focusing on preserving capital in response to ongoing market volatility including the suspension of its quarterly dividend and the extension of a moratorium on excess stock repurchases. On October 29, 2009, the FHLB announced a net loss of $105.4 million for the third quarter of 2009 and noted that the primary challenge for the FHLB continues to be losses due to the other-than-temporary impairment of its investments in private-label mortgage-backed securities resulting in a credit loss of $174.2 million during the quarter. The associated non-credit loss on these securities is $1.6 million and results in an accumulated other comprehensive loss of $1.0 billion at September 30, 2009. Retained earnings were $136.3 million at September 30, 2009, down from $241.7 million at June 30, 2009. The FHLB remained in compliance with all regulatory capital ratios as of September 30, 2009.

The Company periodically evaluates its investment in FHLB stock for impairment based on, among other things, the capital adequacy of the FHLB and its overall financial condition. No impairment losses have been recorded through September 30, 2009. The Bank will continue to monitor its investment in FHLB stock.